UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                               (Amendment No. __)*


                   Bassett Furniture Industries, Incorporated
--------------------------------------------------------------------------------
                                (Name of Issuer)


                          Common Stock, $5.00 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    070203104
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                    COPY TO:

                                                  Jeffrey R. Katz, Esq.
   Costa Brava Partnership III L.P.               Ropes & Gray LLP
   420 Boylston Street                            One International Place
   Boston, MA 02116                               Boston, MA 02110
   (617) 595-4400                                 (617) 951-7000

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                January 16, 2008
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent. * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                Page 1 of 8 Pages

                                  SCHEDULE 13D

-----------------------------                             ---------------------
CUSIP No. 070203104                                         Page 2 of 8 Pages
-----------------------------                             ---------------------
--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSON: Costa Brava Partnership III L.P.

     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 04-3387028
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                      (a) [ ]
                                                                      (b) [X](1)
--------------------------------------------------------------------------------
3.   SEC USE ONLY
--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS*

         WC
--------------------------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                              [ ]
--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

         A Delaware limited partnership
--------------------------------------------------------------------------------
                             7.   SOLE VOTING POWER
        NUMBER OF                        605,923(2)
         SHARES              ---------------------------------------------------
      BENEFICIALLY           8.   SHARED VOTING POWER
        OWNED BY                         -0-
          EACH               ---------------------------------------------------
        REPORTING            9.   SOLE DISPOSITIVE POWER
         PERSON                         605,923(2)
          WITH               ---------------------------------------------------
                             10.  SHARED DISPOSITIVE POWER
                                        -0-
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         605,923(2)
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES*                                                      [ ]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

         5.1%(3)
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON*

         PN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------------

(1) The Reporting Persons may be deemed to have been members of a group with Steven Tannenbaum, Greenwood Investments, Inc., Greenwood Capital Limited Partnership and Greenwood Investors Limited Partnership (together, and not including the Reporting Persons, "Greenwood") on and prior to January 16, 2008. Any deemed group was dissolved on January 16, 2008. For additional information, please see Items 3 and 4 of this Form 13D, and Greenwood's filings on Schedule 13G.

(2) The Reporting Persons were the beneficial owners of 605,923 shares of the Issuer's Common Stock, $5.00 par value on January 17, 2008. The Reporting Persons may be deemed to have been members of a group with Greenwood on and prior to January 16, 2008. Before dissolution of any such group on January 16, 2008, such group would at that time have been deemed to be the beneficial owner of 759,483 shares of the Issuer's Common Stock, representing 6.4%.

(3) The percentage ownership of the Reporting Persons and any deemed group in the Issuer's Common Stock, $5.00 par value is based upon 11,806,334 issued and outstanding shares as reported by the Issuer in its filing on Form 10-Q for the fiscal quarter ended August 25, 2007.

                                Page 2 of 8 Pages

                                  SCHEDULE 13D

-----------------------------                             ---------------------
CUSIP No. 070203104                                         Page 3 of 8 Pages
-----------------------------                             ---------------------
--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSON: Roark, Rearden & Hamot, LLC

     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 10-0000708
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                      (a) [ ]
                                                                      (b) [X](1)
--------------------------------------------------------------------------------
3.   SEC USE ONLY
--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS*

         WC
--------------------------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                              [ ]
--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

         A Delaware limited liability company
--------------------------------------------------------------------------------
                             7.   SOLE VOTING POWER
        NUMBER OF                       605,923(2)
         SHARES              ---------------------------------------------------
      BENEFICIALLY           8.   SHARED VOTING POWER
        OWNED BY                        -0-
          EACH               ---------------------------------------------------
        REPORTING            9.   SOLE DISPOSITIVE POWER
         PERSON                         605,923(2)
          WITH               ---------------------------------------------------
                             10.  SHARED DISPOSITIVE POWER
                                        -0-
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         605,923(2)
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES*                                                      [ ]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

         5.1%(3)
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON*

         OO - Other
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------------

(1)  Please see footnote 1 on the previous page.

(2)  Please see footnote 2 on the previous page.

(3) The percentage ownership of the Reporting Persons and any deemed group in the Issuer's Common Stock, $5.00 par value is based upon 11,806,334 issued and outstanding shares as reported by the Issuer in its filing on Form 10-Q for the fiscal quarter ended August 25, 2007.

                                Page 3 of 8 Pages

                                  SCHEDULE 13D

-----------------------------                             ---------------------
CUSIP No. 070203104                                         Page 4 of 8 Pages
-----------------------------                             ---------------------
--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSON: Seth W. Hamot

--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                      (a) [ ]
                                                                      (b) [X](1)
--------------------------------------------------------------------------------
3.   SEC USE ONLY
--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS*

         WC
--------------------------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                              [ ]
--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

         A United States citizen
--------------------------------------------------------------------------------
                             7.   SOLE VOTING POWER
        NUMBER OF                       605,923(2)
         SHARES              ---------------------------------------------------
      BENEFICIALLY           8.   SHARED VOTING POWER
        OWNED BY                        -0-
          EACH               ---------------------------------------------------
        REPORTING            9.   SOLE DISPOSITIVE POWER
         PERSON                         605,923(2)
          WITH               ---------------------------------------------------
                             10.  SHARED DISPOSITIVE POWER
                                        -0-
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         605,923(2)
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES*                                                      [ ]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

         5.1%(3)
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON*

         IN, HC
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------------

(1)  Please see footnote 1 on the previous page.

(2)  Please see footnote 2 on the previous page.

(3) The percentage ownership of the Reporting Persons and any deemed group in the Issuer's Common Stock, $5.00 par value is based upon 11,806,334 issued and outstanding shares as reported by the Issuer in its filing on Form 10-Q for the fiscal quarter ended August 25, 2007.

                                Page 4 of 8 Pages

                                  SCHEDULE 13D
                                  ------------

Item 1.  Security and Issuer.
         -------------------

         This statement relates to the shares of common stock, $5.00 value (the "Common Stock"), of Bassett Furniture Industries, Incorporated (the "Issuer"), which has its principal executive offices at 3525 Fairystone Park Highway, Bassett, Virginia 24055.

Item 2.  Identity and Background.
         -----------------------

         This statement is filed on behalf of (1) Costa Brava Partnership III L.P. ("Costa Brava"), a Delaware limited partnership; (2) Roark, Rearden and Hamot, LLC, a Delaware limited liability company; and (3) Seth W. Hamot, a United States citizen. Each of the parties listed in the immediately preceding sentence is referred to herein individually as a "Filer" or a "Reporting Person" and collectively as the "Filers" or the "Reporting Persons."

         Seth W. Hamot is the president of Roark, Rearden & Hamot, LLC, which is the general partner of Costa Brava Partnership III L.P. The principal business of Costa Brava Partnership III L.P. is to make investments in, buy, sell, hold, pledge and assign securities. The principal business of Roark, Rearden and Hamot, LLC is to act as general partner of Costa Brava Partnership III L.P. The principal business address of each of the Filers is 420 Boylston Street, Boston, MA 02116.

         None of Filers has, during the past five years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors). None of the Filers has, during the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         On and prior to January 16, 2008, the Filers may have been deemed to be members of a group with Steven Tannenbaum, Greenwood Investments, Inc., Greenwood Capital Limited Partnership and Greenwood Investors Limited Partnership (together, and not including the Filers, "Greenwood") by virtue of the fact that Greenwood and the Filers share an office suite and bought shares of Common Stock through the same trades, which were subsequently split between Greenwood and the Filers. Consequently, Greenwood and the Filers may be deemed to have acted together for the purpose of acquiring equity securities and thereby may be deemed to have acquired beneficial ownership of such securities as a group. Greenwood and the Filers ceased splitting trades on January 16, 2008 and the Filers made subsequent purchases of Common Stock after January 16, 2008. Please see the filings made by Greenwood on Schedule 13G for additional information.

Item 3.  Source and Amount of Funds or Other Consideration.
         -------------------------------------------------

         As of January 28, 2008, the Filers have accumulated 605,923 shares of Common Stock, representing 5.1% of the outstanding shares. All of these shares are held by Costa Brava and were acquired with working capital set aside for the general purpose of investing.

         Through the time on January 16, 2008 that the Filers and Greenwood may have been deemed to be a group, Greenwood beneficially owned 207,560 shares of Common Stock and the Filers beneficially owned 551,923 shares of Common Stock, together representing 6.4% of the outstanding shares. All of the shares held by Greenwood through the time the Filers and Greenwood may have been deemed to be a group were acquired with working capital set aside for the general purpose of investing.

Item 4.  Purpose of Transaction.
         ----------------------

         As described in Item 3 above, the Filers and Greenwood may be deemed to have acted together for the purpose of acquiring equity securities of the Issuer and thus may be deemed to have formed a group pursuant to Rule 13d-5(b)(1) of

                                Page 5 of 8 Pages
the Securities and Exchange Act of 1934, as amended (the "Act"). Any group that may have been formed was dissolved on January 16, 2008 as of the time the Filers and Greenwood ceased to split trades or otherwise act together for the purpose of acquiring equity securities of the Issuer. Prior to the dissolution of any deemed group, the Filers and Greenwood together were the beneficial owners of 759,483 shares of Common Stock of the Issuer, representing 6.4% of the Issuer's outstanding shares. Please see Greenwood's filings on Form 13G for additional information on Greenwood. The Filers and Greenwood have not acquired the Common Stock for a common purpose, and the Filers expressly disclaim beneficial ownership of any shares of Common Stock not held by them.

         On January 18, 2008, Costa Brava delivered a letter to the Secretary of the Issuer by hand delivery informing the Issuer that Costa Brava intends to appear in person or by proxy at the 2008 Annual Meeting of Stockholders to nominate seven candidates for election as directors of the Issuer by the holders of Common Stock. Costa Brava also sent a copy of this letter to the Secretary of the Issuer by certified mail. A copy of the notification letter delivered to the Issuer is filed as Exhibit C hereto and is incorporated herein by reference.

         The Filers believe that the shares of Common Stock of the Issuer are undervalued and, in addition to seeking representation on the Issuer's board of directors, they are considering pursuing any and all of the actions enumerated below.

         The Filers may take such actions with respect to their investment in the Issuer as they deem appropriate, including without limitation: (i) having open communications with the Issuer's management in order to monitor their efforts to increase shareholder value and (ii) purchasing additional shares of Common Stock in the open market or otherwise.

         The Filers may also participate in discussions with potential purchasers of their shares of Common Stock, sell some or all of their shares of Common Stock in the open market or through privately negotiated transactions, or change their intention with respect to any and all of the matters referred to above.

         The Filers reserve their rights to make alternative plans or proposals in the future or take any other steps to enhance the value of their investment. The Filers further reserve the right to increase, decrease or eliminate their investment in the Issuer or take any other action relative thereto.

         SECURITY HOLDERS ARE ADVISED TO READ THE PROXY STATEMENT AND OTHER DOCUMENTS RELATED TO SOLICITATION OF PROXIES BY COSTA BRAVA PARTNERSHIP III L.P. AND ITS AFFILIATES FROM THE STOCKHOLDERS OF THE ISSUER FOR USE AT ITS ANNUAL MEETING (A) WHEN AND IF THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION, INCLUDING INFORMATION RELATING TO THE PARTICIPANTS IN ANY SUCH PROXY SOLICITATION, AND (B) WHEN AND IF COMPLETED, A DEFINITIVE PROXY STATEMENT AND A FORM OF PROXY WILL BE MAILED TO STOCKHOLDERS OF THE ISSUER AND WILL BE AVAILABLE AT NO CHARGE AT THE SECURITIES AND EXCHANGE COMMISSION'S WEBSITE AT HTTP://WWW.SEC.GOV.

Item 5.  Interest in Securities of the Issuer.
         ------------------------------------

         (a) On and prior to January 16, 2008, the Filers and Greenwood may have been deemed to be the beneficial owners of 759,483 shares of Common Stock (approximately 6.4% of the shares of Common Stock outstanding as reported in the Issuer's filing on Form 10-Q for the fiscal quarter ended August 25, 2007).

                  As of January 28, 2008, the Filers are deemed to be the beneficial owners of 605,923 shares of Common Stock or 5.1% of the outstanding shares.

         (b) The Filers have the sole power to vote and sole power to dispose of such shares to which this Statement relates.

                                Page 6 of 8 Pages

         (c) During the past sixty (60) days, the Filers have purchased the shares of Common Stock of the Issuer set forth on Exhibit B hereto. The transaction date, number of shares bought, price per share and type of transaction for each purchase during that period are set forth on Exhibit B hereto.

         (d)      Not applicable.

         (e)      Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect
         ---------------------------------------------------------------------
         to the Securities of the Issuer.
         --------------------------------

         On and prior to January 16, 2008, the Filers and Greenwood may be deemed to have acted together pursuant to an informal oral arrangement for the purpose of acquiring equity securities of the Issuer and thus may be deemed to have formed a group pursuant to Rule 13d-5(b)(1) of the Act. Other than the above-mentioned informal oral arrangement to act together for the purpose of acquiring equity securities of the Issuer, the Filers and Greenwood have no arrangements or agreements relating to the equity securities of the Issuer.

         As described above, the Filers and Greenwood terminated their informal oral arrangement under which they may be deemed to have acted together for the purpose of acquiring equity securities of the Issuer on January 16, 2008.

Item 7.  Material to be Filed as Exhibits.
         --------------------------------

Exhibit A - Agreement Regarding the Joint Filing of Schedule 13D.

Exhibit B - Information Concerning the Filers' transactions in the Common Stock of the Issuer in the last sixty (60) days.

Exhibit C - Notification Letter from Costa Brava Partnership III L.P. to the
            Secretary of the Issuer dated as of January 18, 2008.



                                Page 7 of 8 Pages

                                    Signature

         After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


DATED: January 28, 2008

                                       COSTA BRAVA PARTNERSHIP III L.P.

                                       By: Roark, Rearden & Hamot, LLC,
                                           its General Partner

                                       By: /s/ Seth W. Hamot
                                           -------------------------------------
                                           Name:  Seth W. Hamot
                                           Title: President


                                       SETH W. HAMOT

                                       By: /s/ Seth W. Hamot
                                           -------------------------------------
                                           Name:  Seth W. Hamot


                                       ROARK, REARDEN & HAMOT, LLC

                                       By: /s/ Seth W. Hamot
                                           -------------------------------------
                                           Name:  Seth W. Hamot
                                           Title: President






Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)


                                Page 8 of 8 Pages

                                  EXHIBIT INDEX
                                  -------------

Exhibit      Description
-------      -----------

A            Agreement Regarding the Joint Filing of Schedule 13D.

B Information Concerning the Filers' transactions in the Common Stock of the Issuer in the last sixty (60) days.

C Notification Letter from Costa Brava Partnership III L.P. to the Secretary of the Issuer dated January 18, 2008.

                                                                       EXHIBIT A

                               AGREEMENT REGARDING
                        THE JOINT FILING OF SCHEDULE 13D

The undersigned hereby agree as follows:

(i) Each of them is individually eligible to use the Schedule 13D to which this Exhibit is attached, and such Schedule 13D is filed on behalf of each of them; and

(ii) Each of them is responsible for the timely filing of such Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

Dated: January 28, 2008

                                       COSTA BRAVA PARTNERSHIP III L.P.

                                       By: Roark, Rearden & Hamot, LLC,
                                           its General Partner

                                       By: /s/ Seth W. Hamot
                                           -------------------------------------
                                           Name:  Seth W. Hamot
                                           Title: President


                                       SETH W. HAMOT

                                       By: /s/ Seth W. Hamot
                                           -------------------------------------
                                           Name:  Seth W. Hamot


                                       ROARK, REARDEN & HAMOT, LLC

                                       By: /s/ Seth W. Hamot
                                           ---------------------------------
                                           Name:  Seth W. Hamot
                                           Title: President


                                                                       EXHIBIT B

                FILERS' TRANSACTIONS IN THE LAST SIXTY (60) DAYS

-------------------------------------------------------------------------------------------------
                           Shares of Common Stock
  Date of Transaction      Bought (Sold)                Price Per Share ($)   Type of Transaction
-------------------------------------------------------------------------------------------------
   December 26, 2007                    50,000.00                    $8.73    Open Market
-------------------------------------------------------------------------------------------------
   December 27, 2007                    43,848.00                    $8.82    Open Market
-------------------------------------------------------------------------------------------------
   December 28, 2007                     7,038.00                    $9.00    Open Market
-------------------------------------------------------------------------------------------------
   December 31, 2007                    37,469.00                    $9.21    Open Market
-------------------------------------------------------------------------------------------------
    January 2, 2008                     23,000.00                    $9.77    Open Market
-------------------------------------------------------------------------------------------------
    January 3, 2008                     24,765.00                    $9.98    Open Market
-------------------------------------------------------------------------------------------------
    January 4, 2008                     13,912.00                    $9.69    Open Market
-------------------------------------------------------------------------------------------------
    January 7, 2008                     24,615.00                    $9.86    Open Market
-------------------------------------------------------------------------------------------------
    January 7, 2008                      3,200.00                    $9.94    Open Market
-------------------------------------------------------------------------------------------------
    January 8, 2008                     19,000.00                    $9.92    Open Market
-------------------------------------------------------------------------------------------------
    January 8, 2008                     18,760.00                   $10.21    Open Market
-------------------------------------------------------------------------------------------------
    January 9, 2008                     14,112.00                   $10.28    Open Market
-------------------------------------------------------------------------------------------------
    January 9, 2008                     11,200.00                   $10.20    Open Market
-------------------------------------------------------------------------------------------------
    January 10, 2008                    38,232.00                   $10.21    Open Market
-------------------------------------------------------------------------------------------------
    January 10, 2008                     9,500.00                   $10.20    Open Market
-------------------------------------------------------------------------------------------------
    January 11, 2008                    20,594.00                   $10.34    Open Market
-------------------------------------------------------------------------------------------------
    January 14, 2008                    10,110.00                   $10.71    Open Market
-------------------------------------------------------------------------------------------------
    January 15, 2008                    19,444.00                   $10.96    Open Market
-------------------------------------------------------------------------------------------------
    January 16, 2008                   138,100.00                   $10.94    Open Market
-------------------------------------------------------------------------------------------------
    January 16, 2008                    25,024.00                   $11.48    Open Market
-------------------------------------------------------------------------------------------------
    January 17, 2008                    54,000.00                   $10.82    Open Market
-------------------------------------------------------------------------------------------------

                                                                       EXHIBIT C

                        Costa Brava Partnership III L.P.
                 Roark, Rearden & Hamot Capital Management, LLC
                               420 Boylston Street
                           Boston, Massachusetts 02116

                                                                January 18, 2008

VIA HAND DELIVERY
-----------------

Jay R. Hervey
Secretary
Bassett Furniture Industries, Incorporated
3525 Fairystone Park Highway
Bassett, Virginia 24055

VIA REGISTERED MAIL
-------------------

Jay R. Hervey
Secretary
Bassett Furniture Industries, Incorporated
Post Office Box 626
Bassett, Virginia 24055

Re:  Notice of Intent to Nominate Persons for Election
     --------------------------------------------------
     as Directors of Bassett Furniture Industries, Inc.
     --------------------------------------------------

Dear Mr. Hervey:

         Costa Brava Partnership III L.P. ("Costa Brava") hereby submits this notice (this "Notice") in connection with the 2008 annual meeting of shareholders (the "Annual Meeting") of Bassett Furniture Industries, Inc. (the "Company").

         Costa Brava hereby nominates the persons listed below as nominees for director for election by the holders of common stock at the Annual Meeting (each, a "Nominee" and together, the "Nominees"):

         David S. Brody
         Neil Chelo
         Eugene I. Davis
         Seth W. Hamot
         Peter Hirsch
         Kent F. Heyman
         Andrew R. Siegel

         Costa Brava's principal address is 420 Boylston Street, Boston, MA 02116. Costa Brava is the beneficial owner of 605,923 shares of common stock of the Company entitled to vote at the Annual Meeting and Costa Brava intends to appear in person or by proxy at the Annual Meeting to nominate the Nominees. The record holder of the Common Stock beneficially owned by Costa Brava is a nominee of The Depository Trust Company ("DTC"). DTC's address is 55 Water Street, 49th Floor, New York, NY 10041-0099.

         If, for any reason, the Company increases the size of the Board such that the Nominees, if elected at the Annual Meeting, would not constitute a majority of the Company's Board of Directors (the "Board"), Costa Brava intends to nominate additional persons (each, an "Additional Nominee") such that Costa Brava will nominate a slate of persons sufficient to constitute at least a majority of the Board. Additionally, if, for any reason, any Nominee or Additional Nominee is unable to stand for election at the Annual Meeting, Costa Brava, in person or by proxy intends to nominate a person in the place of such Nominee or Additional Nominee (an "Alternate Nominee"). In either event, Costa Brava at the earliest practicable time will give notice to the Company of any Additional Nominee or Alternate Nominee.

         Certain information about each Nominee is set forth in Annex A. Annex A also includes additional information on each Nominee's qualifications and employment history. In addition, each Nominee has consented to being named as a nominee and to serve as a director of the Company, if elected. The written consent of each Nominee is attached as Annex B. The Annexes and all attachments thereto are hereby incorporated into and made a part of this Notice. Accordingly, all matters disclosed in any part of this Notice, including the Annexes and all attachments thereto, should be deemed disclosed for all purposes of this Notice. Please advise us immediately if this notice is deficient in any way or any additional information is required so that we may promptly cure any deficiency.



                            [Signature page follows]

         Neither the delivery of this Notice nor any delivery by Costa Brava of additional information to the Company from and after the date hereof shall be deemed to constitute an admission by Costa Brava or any of its affiliates that such delivery is required or as to the legality or enforceability of any other matter, or a waiver by Costa Brava or any of its affiliates of its right to contest or challenge, in any way, the enforceability of any other matter.


                                       Very truly yours,

                                       COSTA BRAVA PARTNERSHIP III L.P.

                                       By: Roark, Rearden & Hamot, LLC
                                           its General Partner

                                       By: /s/ Seth W. Hamot
                                           ------------------------------------
                                           Name:  Seth W. Hamot
                                           Title: President

                                                                         ANNEX A
                                                                         -------

                           Information about Nominees
                           --------------------------

Nominee - David S. Brody
------------------------

(A)

Name:    David S. Brody

Age:     45

Business address:  56 Lake Shore Drive North, Westford, MA 01886

(B)      Principal occupation or employment:

                  Mr. Brody is the Founder and Principal of Actionvest Companies, a group of Massachusetts-based real estate investment companies. Additionally, Mr. Brody has been a Principal in a Massachusetts-based legal practice specializing in real estate law since 1989. From 1987 to 1989, Mr. Brody was a legal associate at the Sherburne, Powers and Needham in Boston, Massachusetts.

                  Mr. Brody graduated magna cum laude from Tufts University and received his Juris Doctorate from Georgetown University Law Center.

(C) Class and number of shares of Bassett Furniture Industries, Inc. that the nominee beneficially owns:

                  Mr. Brody does not own any shares of Bassett Furniture Industries, Inc. personally.

(D) Description of all arrangements or understandings between Costa Brava and the Nominee and any other person pursuant to which the nominations are to be made by Costa Brava:

                  Mr. Brody has consented to being named as a nominee and to serve as a director of Bassett Furniture Industries, Inc. if elected. Mr. Brody's written consent is attached as part of Annex B. Costa Brava intends to enter into an indemnification agreement with each Nominee (the "Indemnification Agreement"). The Indemnification Agreement will provide that Costa Brava will indemnify each Nominee from and against any losses incurred by any Nominee arising from such Nominee's role as a Nominee, with certain exceptions. In addition, Costa Brava has agreed to pay each Nominee's costs in connection with each Nominee's role as a Nominee. Costa Brava has also agreed to pay Mr. Brody $25,000 in exchange for the time commitment involved in being a Nominee.

(E)      Other information relating to the Nominee:

                  Neither Mr. Brody nor any of his associates have any arrangement or understanding with respect to (a) any future employment by Bassett Furniture Industries, Inc. or its affiliates; or (b) any future transactions to which Bassett Furniture Industries, Inc. or any of its affiliates will or may be a party.

                  None of the entities referred to under item (B) with which the Nominee has been involved during the past five years is a parent, subsidiary, or other affiliate of Bassett Furniture Industries, Inc.

                  We are not aware of any other disclosure regarding Mr. Brody that is required pursuant to Regulation 14A under the Exchange Act.

Nominee - Neil Chelo
--------------------

(A)

Name:    Neil Chelo

Age:     36

Business address:  c/o Benchmark Plus Management, LLC, 820 A Street, Suite 700,
                   Tacoma, WA 98402

(B)      Principal occupation or employment:

                  Since 2003, Mr. Chelo has held the positions of Senior Analyst and, most recently, Director of Research of Benchmark Plus Management, LLC and is responsible for, among other things hedging of over fifty investments within five Hedged Fund of Funds with $3 billion in invested capital. Prior to joining Benchmark, Mr. Chelo was employed by Rampart Investment Management Company. Mr. Chelo was a Portfolio Manager-Trader at Rampart from 1999 to 2003 and prior to that was an Assistant Portfolio Manger-Trader, from 1997 to 1999 and an Investment Associate, from 1996 to 1997. From 1993 to 1996 Mr. Chelo was a Trust Supervisor in the Securities Management Group of Mellon Trust.

                  Mr. Chelo received his Bachelor of Science in Finance and his Master of Science in Finance from Bentley College. Additionally, Mr. Chelo has been awarded the Chartered Financial Analysts (CFA), Chartered Alternative Investment Analyst (CAIA) and Financial Risk Manager (FRM) designations.

(C) Class and number of shares of Bassett Furniture Industries, Inc. that the nominee beneficially owns:

                  Mr. Chelo does not own any shares of Bassett Furniture Industries, Inc. personally.

(D) Description of all arrangements or understandings between Costa Brava and the Nominee and any other person pursuant to which the nominations are to be made by Costa Brava:

                  Mr. Chelo has consented to being named as a nominee and to serve as a director of Bassett Furniture Industries, Inc. if elected. Mr. Chelo's written consent is attached as part of Annex B. Costa Brava intends to enter into an indemnification agreement with each Nominee (the "Indemnification Agreement"). The Indemnification Agreement will provide that Costa Brava will indemnify each Nominee from and against any losses incurred by any Nominee arising from such Nominee's role as a Nominee, with certain exceptions. In addition, Costa Brava has agreed to pay each Nominee's costs in connection with each Nominee's role as a Nominee. Costa Brava has also agreed to pay Mr. Chelo $25,000 in exchange for the time commitment involved in being a Nominee.

(E)      Other information relating to the Nominee:

                  Neither Mr. Chelo nor any of his associates have any arrangement or understanding with respect to (a) any future employment by Bassett Furniture Industries, Inc. or its affiliates; or (b) any future transactions to which Bassett Furniture Industries, Inc. or any of its affiliates will or may be a party.

                  None of the entities referred to under item (B) with which the Nominee has been involved during the past five years is a parent, subsidiary, or other affiliate of Bassett Furniture Industries, Inc.

                  We are not aware of any other disclosure regarding Mr. Chelo that is required pursuant to Regulation 14A under the Exchange Act.

Nominee - Eugene I. Davis
-------------------------

(A)

Name:    Eugene I. Davis

Age:     52

Business address:  c/o PIRINATE Consulting Group, LLC, 5 Canoe Brook Drive,
                   Livingston, NJ 07039

(B)      Principal occupation or employment:

                  Mr. Davis is Chairman and Chief Executive Officer of PIRINATE Consulting Group, LLC, a privately held consulting firm specializing in turnaround management, merger and acquisition consulting, hostile and friendly takeovers, proxy contests and strategic planning advisory services for domestic and international public and private business entities. Since forming PIRINATE in 1997, Mr. Davis has advised, managed, sold, liquidated and served as a Chief Executive Officer, Chief Restructuring Officer, Director, Committee Chairman and Chairman of the Board of a number of businesses operating in diverse sectors such as telecommunications, automotive, manufacturing, high-technology, medical technologies, metals, energy, financial services, consumer products and services, import-export, mining and transportation and logistics. Previously, Mr. Davis served as President, Vice Chairman and Director of Emerson Radio Corporation and Chief Executive Officer and Vice Chairman of Sport Supply Group, Inc. He began his career as an attorney and international negotiator with Exxon Corporation and Standard Oil Company (Indiana) and as a partner in two Texas-based law firms, where he specialized in corporate/securities law, international transactions and restructuring advisory. Mr. Davis is the Chairman of the Board of Directors of Atlas Air Worldwide Holdings, Inc. (NYSE:
         AAWW) and a member of that company's audit committee, compensation committee, and nominating and governance committee. Mr. Davis is also a member of the Board of Directors of American Commercial Lines Inc. (NYSE: ACLI), Knology, Inc. (NYSE: KNOL), Silicon Graphics Inc. (NYSE:
         SGIC), Delta Air Lines, Inc. (NYSE: DAL). Mr. Davis is also the Chairman of the Board of Directors of Foamex, Inc.

                  Mr. Davis holds a bachelor's degree from Columbia College, a master of international affairs degree (MIA) in international law and organization from the School of International Affairs of Columbia University, and a Juris Doctorate from Columbia University School of Law.

(C) Class and number of shares of Bassett Furniture Industries, Inc. that the nominee beneficially owns:

                  Mr. Davis does not own any shares of Bassett Furniture Industries, Inc. personally.

(D) Description of all arrangements or understandings between Costa Brava and the Nominee and any other person pursuant to which the nominations are to be made by Costa Brava:

                  Mr. Davis has consented to being named as a nominee and to serve as a director of Bassett Furniture Industries, Inc. if elected. Mr. Davis' written consent is attached as part of Annex B. Costa Brava intends to enter into an indemnification agreement with each Nominee (the "Indemnification Agreement"). The Indemnification Agreement will provide that Costa Brava will indemnify each Nominee from and against any losses incurred by any Nominee arising from such Nominee's role as a Nominee, with certain exceptions. In addition, Costa Brava has agreed to pay each Nominee's costs in connection with each Nominee's role as a Nominee. Costa Brava has also agreed to pay Mr. Davis $25,000 in exchange for the time commitment involved in being a Nominee.

(E)      Other information relating to the Nominee:

                  Neither Mr. Davis nor any of his associates have any arrangement or understanding with respect to (a) any future employment by Bassett Furniture Industries, Inc. or its affiliates; or (b) any future transactions to which Bassett Furniture Industries, Inc. or any of its affiliates will or may be a party.

                  None of the entities referred to under item (B) with which the Nominee has been involved during the past five years is a parent, subsidiary, or other affiliate of Bassett Furniture Industries, Inc.

                  We are not aware of any other disclosure regarding Mr. Davis that is required pursuant to Regulation 14A under the Exchange Act.

Nominee - Seth W. Hamot
-----------------------

(A)

Name:    Seth W. Hamot

Age:     46

Business address:  c/o Roark, Rearden & Hamot Capital Management, LLC,
                   420 Boylston Street, Boston, Massachusetts 02116

(B)      Principal occupation or employment:

                  Since 1997, Mr. Hamot has been the Managing Member of Roark, Rearden & Hamot Capital Management, LLC ("RRHCM") and the owner of its corporate predecessor Roark, Rearden & Hamot, Inc. RRHCM is the investment manager to Costa Brava Partnership III L.P. ("Costa Brava"), an investment fund. Mr. Hamot is also the President of Roark, Rearden & Hamot, LLC, the general partner of Costa Brava. Prior to 1997, Mr. Hamot was one of the partners of the Actionvest entities. Mr. Hamot is currently the Chairman of the Board of Directors of Bradley Pharmaceuticals Inc. (NYSE: BDY) and serves as a member of that company's audit committee. Mr. Hamot is also currently a director of CCA Industries Inc. (AMEX: CAW) and Telos Corporation (OTC: TLSRP).

                  Mr. Hamot graduated cum laude with a degree in Economics from Princeton University.

(C) Class and number of shares of Bassett Furniture Industries, Inc. that the nominee beneficially owns:

                  Mr. Hamot is the beneficial owner of 605,923 shares of Common Stock of Bassett Furniture Industries, Inc.

(D) Description of all arrangements or understandings between Costa Brava and the Nominee and any other person pursuant to which the nominations are to be made by Costa Brava:

                  Mr. Hamot has consented to being named as a nominee and to serve as a director of Bassett Furniture Industries, Inc. if elected. Mr. Hamot's written consent is attached as part of Annex B.

(E)      Other information relating to the Nominee:

                  Neither Mr. Hamot nor any of his associates have any arrangement or understanding with respect to (a) any future employment by Bassett Furniture Industries, Inc. or its affiliates; or (b) any future transactions to which Bassett Furniture Industries, Inc. or any of its affiliates will or may be a party.

                  None of the entities referred to under item (B) with which the Nominee has been involved during the past five years is a parent, subsidiary, or other affiliate of Bassett Furniture Industries, Inc.

                  Mr. Hamot is the President of Roark, Rearden & Hamot, LLC, the general partner of Costa Brava. During the past two years, Costa Brava purchased the shares of Common Stock of Bassett Furniture Industries, Inc. disclosed on Annex C hereto.

                  We are not aware of any other disclosure regarding Mr. Hamot that is required pursuant to Regulation 14A under the Exchange Act.

Nominee - Kent F. Heyman
------------------------

(A)

Name:    Kent F. Heyman

Age:     51

Business address:  c/o Migo Software, Inc., 555 Twin Dolphin Drive, Suite 650,
                   Redwood City, CA 94065

(B)      Principal occupation or employment:

                  Mr. Heyman has been the Chairman of the Board and Chief Executive Officer of Migo Software, Inc. (OTC: "MIGO"), a publicly-traded provider of mobile computing software, since September 2006 and January 2006, respectively. Mr. Heyman was the Chief Executive Officer of ServiceWare Technologies, Inc., a provider of customer relationship management software applications that is now known as Knova Software, Inc. (OTC: "KNVS"), from September 2001 to February 2006, and he served as that company's non-executive Chairman until March 2007, when it was sold to Consona Corporation. Prior to joining ServiceWare, Mr. Heyman was a founding officer and General Counsel to MPower Communications, Inc., a competitive telecommunications provider. Mr. Heyman is currently a director of TechTeam Global Inc. (NASDAQ:
         TEAM) and serves as the chairman of that company's compensation committee and a member of its governance committee.

                  Mr. Heyman received his Bachelor's degree, with honors, from California State University, Fresno and received his Juris Doctorate from the University of the Pacific, McGeorge School of Law.

(C) Class and number of shares of Bassett Furniture Industries, Inc. that the nominee beneficially owns:

                  Mr. Heyman does not own any shares of Bassett Furniture Industries, Inc. personally.

(D) Description of all arrangements or understandings between Costa Brava and the Nominee and any other person pursuant to which the nominations are to be made by Costa Brava:

                  Mr. Heyman has consented to being named as a nominee and to serve as a director of Bassett Furniture Industries, Inc. if elected. Mr. Heyman's written consent is attached as part of Annex B. Costa Brava intends to enter into an indemnification agreement with each Nominee (the "Indemnification Agreement"). The Indemnification Agreement will provide that Costa Brava will indemnify each Nominee from and against any losses incurred by any Nominee arising from such Nominee's role as a Nominee, with certain exceptions. In addition,

         Costa Brava has agreed to pay each Nominee's costs in connection with each Nominee's role as a Nominee. Costa Brava has also agreed to pay Mr. Heyman $25,000 in exchange for the time commitment involved in being a Nominee.

(E)      Other information relating to the Nominee:

                  Neither Mr. Heyman nor any of his associates have any arrangement or understanding with respect to (a) any future employment by Bassett Furniture Industries, Inc. or its affiliates; or (b) any future transactions to which Bassett Furniture Industries, Inc. or any of its affiliates will or may be a party.

                  None of the entities referred to under item (B) with which the Nominee has been involved during the past five years is a parent, subsidiary, or other affiliate of Bassett Furniture Industries, Inc.

                  We are not aware of any other disclosure regarding Mr. Heyman that is required pursuant to Regulation 14A under the Exchange Act.

Nominee - Peter Hirsch
----------------------

(A)

Name:    Peter Hirsch

Age:     47

Business address:  5 Half Moon Lane, Sands Point, NY 11050

(B)      Principal occupation or employment:

                  Mr. Hirsch is presently the Chief Executive Officer and Chief Information Officer of Hirsch Partners, a multi-strategy asset management company with over $50 million in assets under management. From 2002 to 2007 Mr. Hirsch was the founding partner and Chief Information Officer of Archeus Capital Management, a multi-strategy hedge fund that had approximately $3 billion in assets under management. From 1998 to 2001 Mr. Hirsh was employed at Citigroup where he was the Global Head of Developed Government Bond Trading and FI Derivative Trading from 1998 to 2000 and the Global Co-Head of Developed Bond Trading, FI Derivative Trading and FI Derivative Capital Markets Sales from 2000 to 2001. Prior to joining Citigroup, Mr. Hirsh was a Managing Director at Solomon Brothers where he was most recently head of U.S. Government Trading, U.S. Derivatives Trading and U.S. Repurchase Trading and a member of the Solomon Brothers Management Committee.

                  Mr. Hirsh graduated with a degree in Economics from the University of Chicago and has a Masters in Business Administration, also from the University of Chicago.

(C) Class and number of shares of Bassett Furniture Industries, Inc. that the nominee beneficially owns:

                  Mr. Hirsch does not own any shares of Bassett Furniture Industries, Inc. personally.

(D) Description of all arrangements or understandings between Costa Brava and the Nominee and any other person pursuant to which the nominations are to be made by Costa Brava:

                  Mr. Hirsch has consented to being named as a nominee and to serve as a director of Bassett Furniture Industries, Inc. if elected. Mr. Hirsch's written consent is attached as part of Annex B. Costa Brava intends to enter into an indemnification agreement with each Nominee (the "Indemnification Agreement"). The Indemnification Agreement will provide that Costa Brava will indemnify each Nominee from and against any losses incurred by any Nominee arising from such Nominee's role as a Nominee, with certain exceptions. In addition, Costa Brava has agreed to pay each Nominee's costs in connection with each Nominee's role as a Nominee. Costa Brava has also agreed to pay Mr. Hirsch $25,000 in exchange for the time commitment involved in being a Nominee.

(E)      Other information relating to the Nominee:

                  Neither Mr. Hirsch nor any of his associates have any arrangement or understanding with respect to (a) any future employment by Bassett Furniture Industries, Inc. or its affiliates; or (b) any future transactions to which Bassett Furniture Industries, Inc. or any of its affiliates will or may be a party.

                  None of the entities referred to under item (B) with which the Nominee has been involved during the past five years is a parent, subsidiary, or other affiliate of Bassett Furniture Industries, Inc.

                  We are not aware of any other disclosure regarding Mr. Hirsh that is required pursuant to Regulation 14A under the Exchange Act.

Nominee - Andrew R. Siegel
--------------------------

(A)

Name:    Andrew R. Siegel

Age:     39

Business address:  c/o Costa Brava Partnership III, L.P., 237 Park Avenue,
                   Suite 900, New York, NY 10017

(B)      Principal occupation or employment:

                  Since 2005, Mr. Siegel has been a Senior Vice President of Roark, Rearden & Hamot Capital Management, LLC ("RRHCM"). RRHCM is the investment manager to Costa Brava Partnership III L.P. ("Costa Brava"), an investment fund. Mr. Siegel is currently a director of TechTeam Global Inc. (NASDAQ: TEAM) and serves as a member of that company's audit committee. Mr. Siegel is also a director of Telos Corporation (OTC: TLSRP).

                  Mr. Siegel graduated with a degree in International Relations from American University and received a masters degree in Business from the University of Maryland.

(C) Class and number of shares of Bassett Furniture Industries, Inc. that the nominee beneficially owns:

                  Mr. Siegel does not own any shares of Bassett Furniture Industries, Inc. personally. Mr. Siegel is Senior Vice President of Roark, Rearden & Hamot, LLC, the General Partner of Costa Brava. As such, Mr. Siegel may be deemed to be the indirect beneficial owner of 605,923 shares of Bassett Furniture Industries, Inc. Common Stock.

(D) Description of all arrangements or understandings between Costa Brava and the Nominee and any other person pursuant to which the nominations are to be made by Costa Brava:

                  Mr. Siegel has consented to being named as a nominee and to serve as a director of Bassett Furniture Industries, Inc. if elected. Mr. Siegel's written consent is attached as part of Annex B.

(E)      Other information relating to the Nominee:

                  Neither Mr. Siegel nor any of his associates have any arrangement or understanding with respect to (a) any future employment by Bassett Furniture Industries, Inc. or its affiliates; or (b) any future transactions to which Bassett Furniture Industries, Inc. or any of its affiliates will or may be a party.

                  None of the entities referred to under item (B) with which the Nominee has been involved during the past five years is a parent, subsidiary, or other affiliate of Bassett Furniture Industries, Inc.

                  Mr. Siegel is a Senior Vice President of Roark, Rearden & Hamot Capital Management, LLC, the investment manager to Costa Brava. During the past two years, Costa Brava purchased the shares of Common Stock of Bassett Furniture Industries, Inc. disclosed on Annex C hereto.

                  We are not aware of any other disclosure regarding Mr. Siegel that is required pursuant to Regulation 14A under the Exchange Act.

                                                                         ANNEX B
                                                                         -------


                               Consent of Nominee
                               ------------------


         The undersigned hereby consents to being named as a nominee for election as a director of Bassett Furniture Industries, Inc. (the "Company") in any proxy statement to be filed with the Securities and Exchange Commission and distributed to the holders of the common stock, $5.00 par value of the Company (the "Common Stock") by either the Company or Costa Brava Partnership III, L.P. ("Costa Brava") and in other materials in connection with the solicitation of proxies by either the Company or Costa Brava from holders of Common Stock to be voted at the 2008 annual meeting of shareholders of the Company and any adjournment thereof, and further consents to serve as a director of the Company, if elected.

Dated:  January 17, 2008


                                       /s/ David Brody
                                       ------------------------------------
                                       David Brody

                               Consent of Nominee
                               ------------------


         The undersigned hereby consents to being named as a nominee for election as a director of Bassett Furniture Industries, Inc. (the "Company") in any proxy statement to be filed with the Securities and Exchange Commission and distributed to the holders of the common stock, $5.00 par value of the Company (the "Common Stock") by either the Company or Costa Brava Partnership III, L.P. ("Costa Brava") and in other materials in connection with the solicitation of proxies by either the Company or Costa Brava from holders of Common Stock to be voted at the 2008 annual meeting of shareholders of the Company and any adjournment thereof, and further consents to serve as a director of the Company, if elected.

Dated:  January 17, 2008


                                       /s/ Neil Chelo
                                       ------------------------------------
                                       Neil Chelo

                               Consent of Nominee
                               ------------------


         The undersigned hereby consents to being named as a nominee for election as a director of Bassett Furniture Industries, Inc. (the "Company") in any proxy statement to be filed with the Securities and Exchange Commission and distributed to the holders of the common stock, $5.00 par value of the Company (the "Common Stock") by either the Company or Costa Brava Partnership III, L.P. ("Costa Brava") and in other materials in connection with the solicitation of proxies by either the Company or Costa Brava from holders of Common Stock to be voted at the 2008 annual meeting of shareholders of the Company and any adjournment thereof, and further consents to serve as a director of the Company, if elected.

Dated:  January 16, 2008


                                       /s/ Eugene I. Davis
                                       ------------------------------------
                                       Eugene I. Davis

                               Consent of Nominee
                               ------------------


         The undersigned hereby consents to being named as a nominee for election as a director of Bassett Furniture Industries, Inc. (the "Company") in any proxy statement to be filed with the Securities and Exchange Commission and distributed to the holders of the common stock, $5.00 par value of the Company (the "Common Stock") by either the Company or Costa Brava Partnership III, L.P. ("Costa Brava") and in other materials in connection with the solicitation of proxies by either the Company or Costa Brava from holders of Common Stock to be voted at the 2008 annual meeting of shareholders of the Company and any adjournment thereof, and further consents to serve as a director of the Company, if elected.

Dated:  January 17, 2008


                                       /s/ Seth Hamot
                                       ------------------------------------
                                       Seth Hamot

                               Consent of Nominee
                               ------------------


         The undersigned hereby consents to being named as a nominee for election as a director of Bassett Furniture Industries, Inc. (the "Company") in any proxy statement to be filed with the Securities and Exchange Commission and distributed to the holders of the common stock, $5.00 par value of the Company (the "Common Stock") by either the Company or Costa Brava Partnership III, L.P. ("Costa Brava") and in other materials in connection with the solicitation of proxies by either the Company or Costa Brava from holders of Common Stock to be voted at the 2008 annual meeting of shareholders of the Company and any adjournment thereof, and further consents to serve as a director of the Company, if elected.

Dated:  January 17, 2008


                                       /s/ Kent Heyman
                                       ------------------------------------
                                       Kent Heyman

                               Consent of Nominee
                               ------------------


         The undersigned hereby consents to being named as a nominee for election as a director of Bassett Furniture Industries, Inc. (the "Company") in any proxy statement to be filed with the Securities and Exchange Commission and distributed to the holders of the common stock, $5.00 par value of the Company (the "Common Stock") by either the Company or Costa Brava Partnership III, L.P. ("Costa Brava") and in other materials in connection with the solicitation of proxies by either the Company or Costa Brava from holders of Common Stock to be voted at the 2008 annual meeting of shareholders of the Company and any adjournment thereof, and further consents to serve as a director of the Company, if elected.

Dated:  January 17, 2008


                                       /s/ Peter Hirsch
                                       ------------------------------------
                                       Peter Hirsch

                               Consent of Nominee
                               ------------------


         The undersigned hereby consents to being named as a nominee for election as a director of Bassett Furniture Industries, Inc. (the "Company") in any proxy statement to be filed with the Securities and Exchange Commission and distributed to the holders of the common stock, $5.00 par value of the Company (the "Common Stock") by either the Company or Costa Brava Partnership III, L.P. ("Costa Brava") and in other materials in connection with the solicitation of proxies by either the Company or Costa Brava from holders of Common Stock to be voted at the 2008 annual meeting of shareholders of the Company and any adjournment thereof, and further consents to serve as a director of the Company, if elected.

Dated:  January 17, 2008


                                       /s/ Andrew Siegel
                                       ------------------------------------
                                       Andrew Siegel

                                                                         ANNEX C
                                                                         -------

Costa Brava Partnership III L.P. - Purchases of Common Stock

Date                     Shares Purchased                Price per Share
12/26/2007               50,000.00                       $8.73
12/27/2007               43,848.00                       $8.82
12/28/2007               7,038.00                        $9.00
12/31/2007               37,469.00                       $9.21
1/2/2008                 23,000.00                       $9.77
1/3/2008                 24,765.00                       $9.98
1/4/2008                 13,912.00                       $9.69
1/7/2008                 24,615.00                       $9.86
1/7/2008                 3,200.00                        $9.94
1/8/2008                 19,000.00                       $9.92
1/8/2008                 18,760.00                       $10.21
1/9/2008                 14,112.00                       $10.28
1/9/2008                 11,200.00                       $10.20
1/10/2008                38,232.00                       $10.21
1/10/2008                9,500.00                        $10.20
1/11/2008                20,594.00                       $10.34
1/14/2008                10,110.00                       $10.71
1/15/2008                19,444.00                       $10.96
1/16/2008                25,024.00                       $11.48
1/16/2008                138,100.00                      $10.94
1/17/2008                54,000.00                       $10.82
                         ----------
Total                    605,923.00


                                       C-1